UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number

1-9804

PULTEGROUP, INC. 401(K) PLAN

(Full title of the plan)

PULTEGROUP, INC.

(Exact name of Issuer as specified in charter)

100 Bloomfield Hills Parkway, Suite 300

Bloomfield Hills, MI 48304

(248) 647-2750

(Address, including zip code, and telephone number and

area code, of Issuer’s principal executive offices)

REQUIRED INFORMATION

4.	Financial Statements and Supplemental Schedule for the Plan

The PulteGroup, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2009 and 2008 and for the year ended December 31, 2009 and supplemental schedule as of December 31, 2009, have been examined by Ernst & Young LLP, Independent Registered Public Accounting Firm, and their report is included herein.

EXHIBITS

23 Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

PulteGroup, Inc. 401(k) Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2009 and 2008, and

Year Ended December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of the PulteGroup, Inc. 401(k) Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 18, 2010

Detroit, Michigan

PulteGroup, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments:
Money market and mutual funds	$229,822,835	$202,253,320
Common collective trusts	24,029,264	26,196,561
Unitized employer stock fund	25,270,587	27,024,059
Participant loans	5,067,911	5,492,179

Total investments	284,190,597	260,966,119

Receivables:
Employee contributions	8,798	8,298
Employer contributions	–	4,876

Total receivables	8,798	13,174

Liability
Payable required for excess contributions	(676,347)	–

Net assets reflecting all investments at fair value	283,523,048	260,979,293
Adjustments from fair value to contract value for fully-benefit responsive investment contracts	301,911	1,063,066

Net assets available for benefits	$283,824,959	$262,042,359

See accompanying notes to financial statements.

PulteGroup, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Contributions:
Employee	$17,780,518
Employee rollovers	261,713
Employer	4,604,455

Total additions	22,646,686

Deductions
Distributions to participants	(50,280,545)
Administrative and other expenses	(36,943)

Total deductions	(50,317,488)

Investment income
Interest and dividends	4,779,252
Net realized and unrealized appreciation in fair value of investments	44,674,150

Total investment income	49,453,402

Net increase	21,782,600
Net assets available for benefits, beginning of year	262,042,359

Net assets available for benefits, end of year	$283,824,959

See accompanying notes to financial statements.

PulteGroup, Inc. 401(k) Plan

Notes to Financial Statements

1. Description of Plan

General

The PulteGroup, Inc. 401(k) Plan (the Plan), formerly known as the Pulte Homes, Inc. 401(k) Plan, is a defined contribution plan for eligible employees of PulteGroup, Inc. (the Company) and affiliated subsidiaries, which have adopted the Plan. The Plan is administered by the 401(k) Committee (the Committee) appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan assets are held and investment transactions are executed by Fidelity Management Trust Company (Fidelity), as trustee and recordkeeper. For more complete information, participants should refer to the summary plan description as well as the Plan document which is available from the Company.

Eligibility

All non-union, salaried, sales, and hourly employees of the Company and its subsidiaries, which have adopted the Plan, are eligible to participate on the first day of the month coincident with or following the completion of six months of employment.

Participant Loans

Generally, participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. The loans are secured by the balances in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are paid through payroll deductions.

Contributions

Contributions can be invested in various investment options provided by the Plan. Participants may change their investment directives and contribution amounts on a daily basis.

Participant Contributions – Contributions to participants’ accounts are effected through voluntary withholdings from their compensation (elective deferrals). Annual contributions for each participant are subject to participation and discrimination standards of Internal Revenue Code (the Code) Section 401(k)(3). Rollover contributions transferred from other qualified retirement plans or from conduit individual retirement accounts (IRAs) are accepted as permitted by the Plan.

Employer Matching Contributions – At the Committee’s discretion, the Company contributes to the Plan an amount based on elective deferrals of each participant during each payroll period and is equal to 100% of participant contributions, up to the first 3% of compensation contributed per payroll period, plus 50% of participant contributions up to the next 2% of compensation. Effective April 6, 2009, the Plan’s employer matching contribution was indefinitely suspended.

Catch-up Contributions – Participants who have reached an age of at least 50 years old by the end of the Plan year may elect to increase their elective deferrals as permitted under the Code Section 414(v).

Special Contributions – At the discretion of the Board of Directors of the Company, special contributions may be made and invested in the PulteGroup, Inc. Company Stock Fund. However, subsequent to the initial special contribution, participants may, at their discretion, reallocate these funds to other investments within the Plan’s portfolio. Highly compensated employees who are covered under a stock plan, are not eligible to receive special contributions. There were no special contributions for the year ended December 31, 2009.

PulteGroup, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Allocations

Contributions to the Plan are allocated to participants’ individual accounts as soon as administratively possible. Special contributions made by the Company and its subsidiaries, if any, are allocated as of the last day of the Plan year among the accounts of eligible participants.

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59 1/2, death, or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant’s eligible account balance. Such distributions are generally made in a lump sum.

Vesting

A participant’s account balance is fully vested and nonforfeitable as of their first day of eligibility.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain fully vested.

Administrative Expenses

Certain administrative expenses of the Plan, such as trustee and recordkeeping fees, were paid directly by the Company, while other administrative expenses, such as loan administration and some withdrawal fees, were paid directly by plan participants during 2009.

2. Summary of Significant Accounting Policies

The following are significant accounting policies followed by the Plan:

Income Recognition – Purchases and sales of investments are recorded on a trade-date basis. Net appreciation (depreciation) in the fair value of investments represents the net amount of realized and unrealized gains and losses on those investments. Interest income is recorded on the accrual basis. Dividends are recorded when declared.

Payment of Benefits – Benefit payments to participants or beneficiaries are recorded upon distribution.

Excess Contributions Payable – Amounts payable to participants for contributions in excess of limits established by the Code, including gains or losses thereon, are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants on March 5, 2010.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.

Subsequent Events – Subsequent events of the Plan are evaluated as of and through the date the financial statements are filed with the Securities and Exchange Commission.

PulteGroup, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements - In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” and FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (all codified in Accounting Standards Codification (“ASC”) 820). The Plan adopted these FSPs as of January 2009, which did not have a material impact on the Plan’s financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events,” (codified in “ASC 855”). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 was effective for the Plan for the year ended December 31, 2009. The adoption did not have a material impact on the Plan’s financial statements.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles,” (codified in ASC 105), which created a single source of authoritative nongovernmental U.S. GAAP. The Codification was effective for the Plan’s year ended December 31 2009. Upon adoption, all existing non-SEC accounting and reporting standards were superseded. All other non-SEC accounting literature not included in the Codification are considered non-authoritative. The required disclosures have been incorporated into and did not have a material impact on the Plan’s financial statements.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”), amending ASC 820 to provide additional guidance to clarify the measurement of liabilities at fair value. ASU 2009-05 was effective for the Plan’s year ended December 31, 2009 and did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), amending ASC 820 to increase disclosure requirements regarding recurring and nonrecurring fair value measurements. ASU 2010-06 will be effective for the Plan’s fiscal year beginning January 1, 2010, except for the disclosures about activity in Level 3 fair value measurements which will be effective for the Plan’s fiscal year beginning January 1, 2011. ASC 820 is not expected to have a material impact on the Plan’s financial statements.

PulteGroup, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

ASC 820, “Fair Value Measurements and Disclosures,” provides a framework for measuring fair value in generally accepted accounting principles and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

The Plan’s financial instruments measured at fair value on a recurring basis as of December 31, 2009 and 2008 are summarized below:

Financial Instrument	Level 1	Level 2	Level 3	Fair Value at December 31, 2009
Money market and mutual funds	$229,822,835	$-	$-	$229,822,835
Common collective trusts	-	24,029,264	-	24,029,264
Unitized employer stock fund	-	25,270,587	-	25,270,587
Participant loans	-	-	5,067,911	5,067,911

	$229,822,835	$49,299,851	$5,067,911	$284,190,597

Financial Instrument	Level 1	Level 2	Level 3	Fair Value at December 31, 2008
Money market and mutual funds	$202,253,320	$-	$-	$202,253,320
Common collective trusts	-	26,196,561	-	26,196,561
Unitized employer stock fund	-	27,024,059	-	27,024,059
Participant loans	-	-	5,492,179	5,492,179

	$202,253,320	$53,220,620	$5,492,179	$260,966,119

The table below summarizes the changes in fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Participant Loans
Balance, beginning of year	$5,492,179
Purchases, sales, issuances, and settlements (net)	(424,268)

Balance, end of year	$5,067,911

The Plan’s investments in money market and mutual funds are stated at fair value based on quoted market prices. Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year. Mutual fund investments are valued based on the net asset value of shares held by the Plan as of the last business day of the plan year.

PulteGroup, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

As described in ASC 946, “Financial Services – Investment Companies” (“ASC 946”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through two common collective trusts, Fidelity Managed Income Portfolio Fund (FMIPI) and Fidelity Managed Income Portfolio Fund II (FMIPII). As required by ASC 946, the statements of net assets available for benefits present the fair value of the FMIPI and FMIPII funds and the combined adjustment from fair value to contract value. The fair value of the Plan’s interest in the FMIPI and FMIPII funds is equal to the sum of the fair value of each of the fund’s investments, including synthetic wraps. The contract value of the FMIPI and FMIPII funds represents contributions plus earnings, less participant withdrawals and administrative expenses.

The fair value of the unitized employer stock fund reflects the combined fair value of the underlying stock and short-term cash position. The market value of the common stock portion of the fund is based on published quotations on the last business day of the plan year. The fair value of the cash position includes accrued dividends, expenses and/or other liabilities.

Participant loans are valued at amortized cost. Interest on participant loans is recognized within interest and dividends within the Statement of Changes in Net Assets Available for Benefits.

4. Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2009	2008
Fidelity Balanced Fund	$34,766,248	$31,390,027
T. Rowe Price Growth Stock Fund	28,034,754	20,768,182
Vanguard Institutional Index Fund	26,915,726	23,491,311
Fidelity Diversified International Fund	26,660,989	21,949,984
PulteGroup, Inc. Company Stock Fund	25,270,587	27,024,059
Fidelity Managed Income Portfolio Fund II (at contract value) (a)	24,330,285	27,259,627
Fidelity Retirement Money Market Portfolio Fund	23,939,541	31,212,138
Fidelity U.S. Bond Index Fund	19,451,860	18,963,237

(a)	The fair value of the Plan’s investment in the Fidelity Managed Income Portfolio Fund II at December 31, 2009 and 2008 was $24,028,391 and $26,196,561, respectively.

Net appreciation (depreciation) of the plan’s investments (including investments bought, sold and held during the year) for the year ended December 31, 2009 was as follows:

2009
PulteGroup, Inc. Company Stock Fund	$(357,163)
All other investments	45,031,313

$44,674,150

PulteGroup, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 21, 2008, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Related-Party Transactions

The Plan invests in mutual funds managed by affiliates of the trustee and allows for investments in shares of the Company’s common stock. These transactions with the trustee and the Plan sponsor qualify as exempt party-in-interest transactions.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. The global economy continues to undergo a period of economic uncertainty, and the related financial markets are experiencing significant volatility. This economic uncertainty and market volatility has directly impacted the value of the Plan’s investment securities and will most likely continue to for the foreseeable future. However, the Company believes the Plan will be able to meet its future obligations to its participants.

8. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2009	December 31, 2008
Net assets available for benefits per the financial statements	$283,824,959	$262,042,359
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(301,911)	(1,063,066)
Loans in default and deemed distributed	(15,737)	(36,673)

Net assets per the Form 5500	$283,507,311	$260,942,620

The following is a reconciliation of the total deductions per the financial statements to total expenses per the Form 5500:

Year Ended December 31, 2009
Total deductions per the financial statements	$(50,317,488)
Adjustment for loans in default and deemed distributed	20,936

Total expenses per the Form 5500	$(50,296,552)

PulteGroup, Inc. 401(k) Plan

Notes to Financial Statements (continued)

8. Reconciliation to Form 5500 (continued)

The following is a reconciliation of total investment income per the financial statements to the Form 5500:

Year Ended December 31, 2009
Total investment income per the financial statements	$49,453,402
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	761,155

Earnings on investments per the Form 5500	$50,214,557

9. Subsequent Events

Effective January 1, 2010 (the Merger Date), the Centex Corporation Saving for Retirement Plan along with its assets was merged into the Plan. Participants in the Centex Corporation Saving for Retirement Plan, who met eligibility requirements of the Plan, were eligible to participate in the Plan as of the Merger Date. As a result of the merger, net assets totaling approximately $227 million were transferred into the plan as of the Merger Date.

Supplemental Schedule

PulteGroup, Inc. 401(k) Plan

EIN #38-2766606 Plan #001

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/ Units	Cost	Current Value

The Vanguard Group of	Vanguard Institutional Index Fund	263,931	**	$26,915,726
Investment Companies	Vanguard Total International Stock Fund	1,512	**	21,783

Morgan Stanley	Morgan Stanley Institutional Fund, Inc.
	Small Company Growth I	790,665	**	8,808,004

American Funds	American Funds Washington Mutual
	Investment Fund A	340,007	**	8,377,772
American Beacon	American Beacon Small Cap Value Institutional Fund	371,430	**	5,883,447

T. Rowe Price	T. Rowe Price Growth Stock Fund	1,019,075	**	28,034,754

Legg Mason	Legg Mason Value Trust	262,390	**	11,096,494

* Fidelity Investments	Fidelity Balanced Fund	2,125,076	**	34,766,248
	Fidelity Low-Priced Stock Fund	398,438	**	12,726,123
	Fidelity Diversified International Fund	952,178	**	26,660,989
	Fidelity Freedom Income Fund	132,822	**	1,426,505
	Fidelity Freedom 2000 Fund	54,697	**	620,814
	Fidelity Freedom 2005 Fund	4,172	**	41,841
	Fidelity Freedom 2010 Fund	107,331	**	1,342,711
	Fidelity Freedom 2015 Fund	90,354	**	941,484
	Fidelity Freedom 2020 Fund	422,541	**	5,302,888
	Fidelity Freedom 2025 Fund	58,136	**	604,031
	Fidelity Freedom 2030 Fund	397,627	**	4,926,600
	Fidelity Freedom 2035 Fund	27,113	**	278,183
	Fidelity Freedom 2040 Fund	955,799	**	6,843,523
	Fidelity Freedom 2045 Fund	53,268	**	451,178
	Fidelity Freedom 2050 Fund	36,692	**	306,375
	Fidelity Freedom Income K Fund	327	**	3,317
	Fidelity Freedom 2000 K Fund	108	**	1,098
	Fidelity Freedom 2005 K Fund	31	**	321
	Fidelity Freedom 2010 K Fund	337	**	3,501
	Fidelity Freedom 2015 K Fund	281	**	2,920
	Fidelity Freedom 2020 K Fund	1,055	**	11,063
	Fidelity Freedom 2025 K Fund	173	**	1,828
	Fidelity Freedom 2030 K Fund	804	**	8,520
	Fidelity Freedom 2035 K Fund	85	**	901
	Fidelity Freedom 2040 K Fund	1,611	**	17,172
	Fidelity Freedom 2045 K Fund	223	**	2,378
	Fidelity Freedom 2050 K Fund	88	**	942
	Fidelity Retirement Money Market Portfolio Fund	23,939,541	**	23,939,541
	Fidelity Managed Income Portfolio Fund	890	**	873
	Fidelity Managed Income Portfolio Fund II	24,330,285	**	24,028,391
	Fidelity U.S. Bond Index Fund	1,758,758	**	19,451,860

* Company Stock	PulteGroup, Inc. Company Stock Fund	3,287,596	**	25,270,587

* Participant loans	Individual participant loans with varying
	maturity dates and interest rates ranging
	from 4.3% to 10.0%			5,067,911

Total investments				$284,190,597

  There were no investment assets reportable as acquired and disposed of during the year.

* Party in interest.

**Participant-directed investments, cost information is omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PULTEGROUP, INC. 401(K) PLAN
By:	PulteGroup, Inc.
Plan Administrator

/s/ James R. Ellinghausen
By:	James R. Ellinghausen
Executive Vice President, Human Resources

Date: June 18, 2010